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KATHRYN COHEN

kathryn.cohen@dechert.com
+1 617 728 7165 Direct
+1 617 275 8415 Fax

October 6, 2011

VIA EMAIL AND EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:                               The Hartford Mutual Funds, Inc. (SEC Files Nos. 333-02381 and 811-07589) (the “Registrant”)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided telephonically to me, John O’Hanlon and Catherine Marshall on October 5, 2011, with respect to the Registrant’s Post-Effective Amendment No. 94, filed on September 30, 2011.  On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter.  Capitalized terms have the meanings attributed to such terms in the Prospectus.

Comment 1:  Please provide the names of the funds that disclose investment strategies similar to those of The Hartford Floating Rate High Income Fund (the “New Fund”).

Response:  Based upon the Registrant’s research, the Registrant believes that a significant number of funds with the phrase “floating rate” in their names disclose investment strategies similar to those of the New Fund.  While the Registrant has not conducted an exhaustive search, the Registrant has identified the following funds that deem floating rate investments to include either or both of the following: (a) short-term fixed income securities and money market funds; or (b) fixed income instruments that are the economic equivalent of floating rate instruments: (1) Highland Floating Rate Opportunities Fund (“the Fund seeks to achieve its objective by investing directly and indirectly (e.g., through derivatives or other pooled investment vehicles) … Floating rate investments may include … floating rate debt securities, money market securities of all types, repurchase agreements, and shares of money market and short-term bond funds.”); (2) Pioneer Multi-Asset Floating Rate Fund (“the Fund also considers as floating rate instruments … fixed rate securities with durations of less than or equal to one year and fixed rate securities with respect to which the Fund has entered into derivative instruments to effectively convert the fixed rate interest payments into floating rate interest payments.); (3) Pioneer Floating Rate Fund (“Floating rate investments … include … repurchase agreements, money market securities and shares of money market and short term bond funds.”); (4) Nuveen Symphony Floating Rate

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco

Silicon Valley  Washington DC    EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

Income Fund (“Floating rate securities are defined to include … money market securities and shares of money market and short-term bond funds.”); (5) Eaton Vance Floating-Rate Advantage Fund (“Money market holdings with a remaining maturity of less than 60 days will be deemed floating rate assets.”); (6) Eaton Vance Floating-Rate Fund (“Money market holdings with a remaining maturity of less than 60 days will be deemed floating rate assets.”); (7) RidgeWorth Seix Floating Rate High Income Fund (“The Fund may count the value of certain derivatives with floating rate debt or high yield bond characteristics towards its policy to invest, under normal circumstances, at least 80% of its net assets in a combination of first and second lien senior floating rate loans and other floating rate debt securities.”); and (8) Credit Suisse Floating Rate High Income Fund (“The fund invests at least 80% of its assets, plus any borrowings for investment purposes, in high yield, fixed income securities. The high yield, fixed income securities in which the fund will invest will primarily consist of senior secured floating rate loans (‘Senior Loans’) issued by non-investment grade companies. Under normal market conditions, the fund intends to invest at least 80% of its assets, plus any borrowings for investment purposes, in such Senior Loans. … The fund may invest…without limit in floating rate debt securities, including their unrated equivalents.”)

The Registrant notes that it conducted research regarding other fund complexes’ practices in this regard when drafting the disclosure for the New Fund.

Comment 2:  With respect to the New Fund, please provide supplementally a more detailed analysis of how components (ii) and (iii) of the fund’s 80% policy (set forth below) are appropriate for a floating income fund.

“Under normal circumstances, at least 80% of the Fund’s assets will be invested in a portfolio of: (i) below-investment grade variable or floating rate loans (‘Floating Rate Loans’) and floating rate securities; (ii) high yield fixed-rate loans or debt securities with respect to which the Fund has entered into interest rate swaps to effectively convert the fixed-rate interest payments into floating-rate interest payments; and (iii) fixed-rate instruments with a duration of less than or equal to one year, including money market securities of all types, repurchase agreements, and shares of money market and short-term bond funds.”

Response:  The New Fund’s principal investment strategy is to invest in floating rate loans, floating rate debt securities and investments that are the economic equivalent of floating rate investments to effectively enable the New Fund to achieve a floating rate of income.  Consistent with this strategy, the Prospectus states that the New Fund will invest at least 80% of its assets in (i) floating rate instruments (instruments whose interest payments change by the terms of the instrument as interest rates or London Interbank Offer Rate (“LIBOR”) (1) change), (ii) high yield bonds when accompanied by interest rate swaps (which together create an income stream that is

(1)                                  LIBOR is a widely-used benchmark or reference rate for short-term interest rates.

the “economic equivalent of floating rate securities”) (category (ii) in the disclosure above); and (iii) fixed-rate instruments with a duration of less than or equal to one year.

The Registrant would count the fair market value of a high yield bond toward the New Fund’s 80% policy only if the New Fund had entered into an interest rate swap with respect to the bond.  The Registrant notes that derivatives, including interest rate swaps, may be purchased either on a one-for-one basis (for one swap covering a bond) or in “baskets”; in both cases, the fair market value of the high yield bonds would be counted toward the 80% policy if the term and aggregate notional value of the swaps was equal to or greater than the maturities and aggregate fair market value of the high yield bonds.  Furthermore, the fair market value of the interest rate swaps, and not the notional value thereof, would be included for purposes of the New Fund’s 80% policy.

As indicated above, in implementing its strategy of achieving floating income, the New Fund can invest in several types of securities, including floating and variable-rate securities, short-duration securities, and fixed-income securities when accompanied by derivatives such as interest rate swaps, so that the income earned can be converted to prevailing interest rates.

Because of the relative frequency with which interest rates can change, the Registrant believes securities with durations of less than or equal to one year can function similarly to variable and floating-rate securities in the New Fund’s portfolio.  Generally, securities with durations of less than or equal to one year mature or are called by the issuer within 1.5 years.  When such securities held by the New Fund mature or are called, their proceeds will be re-invested in similar securities at the prevailing interest rate.

In contrast, for fixed-income holdings with longer maturities, the New Fund can purchase interest rate swaps, or other derivatives, to seek income that fluctuates as interest rates or LIBOR changes, thus enabling the New Fund to effectively convert the securities’ fixed-rate interest payments into floating-rate interest payments.

The Registrant believes that both securities with durations of less than or equal to one year, and fixed-rate securities with respect to which the New Fund has entered into derivative instruments to effectively convert the fixed-rate interest payments into floating-rate interest payments, function as the economic equivalents of variable and floating-rate securities.  The following scenario illustrates this notion of how the New Fund or the New Fund’s peers, some of which are noted above, could invest in these instruments and achieve a floating rate of income:

A fund seeks exposure to a particular issuer for a period of three years, and has an objective to earn income that adjusts annually based on prevailing market interest rates or LIBOR.  For illustrative purposes, assume that in year 1, LIBOR is 2.50%, and that in year 2 LIBOR will have risen to 3.50%.  The exposure can be gained in a variety of ways, including the following three examples:

1.               A fund purchases a floating-rate bond with a three-year maturity that pays a coupon at LIBOR, which resets annually.  In year 1, the coupons received will be at the current rate of 2.50% for year 1 and at 3.50% in year 2.

2.               A fund purchases a fixed-rate bond with a one-year maturity (duration less than one year) that pays a coupon at LIBOR as of the date of purchase (in year 1).  In year 2, this bond will mature, and the fund will purchase a new fixed-rate bond that pays a coupon at the then prevailing LIBOR (or in our example, 2.50% in year 2).  The process can be repeated each year.  Again, coupons received will be at a rate of 2.50% in year 1 and 3.50% in year 2.

3.               A fund purchases a fixed-rate bond with a three-year maturity that pays a coupon at a rate of <x>%.  At the same time, the fund enters into a three-year interest-rate swap whereby the fund exchanges the fixed coupon of <x>% for annual payments for the prevailing LIBOR.  The net effect of purchasing the fixed-rate bond and entering into the swap is that the fund receives payments each year at the prevailing LIBOR, so that the fund receives 2.50% in year 1 and 3.50% in year 2.

In all three cases above, the income earned each year is equal to the then-prevailing LIBOR (in each example the effective coupon is at a 2.50% rate in year 1 and a 3.50% rate in year 2).  All three alternatives can provide a rate of income that has adjusted to changes in LIBOR.

As demonstrated above, securities with durations of less than or equal to one year, and fixed-rate securities with respect to which the New Fund has entered into derivative instruments to effectively convert the fixed-rate interest payments into floating-rate interest payments, will provide a floating rate of income similar to income provided by floating-rate securities, and therefore all three investments may appropriately be included for purposes of determining compliance with the 80% test.

*       *       *       *

Please call me or John O’Hanlon if you have questions regarding this letter.

Sincerely,

/s/ Kathryn S. Cohen

Kathryn S. Cohen

cc:                                 Catherine Marshall